EXHIBIT 99.1

Hearing Date Set for Brookfield Reinsurance Acquisition of AEL

BROOKFIELD, NEWS, March 13, 2024 (GLOBE NEWSWIRE) -- Brookfield Reinsurance (NYSE, TSX: BNRE) today announced that the Iowa Insurance Division has confirmed a hearing date of April 5, 2024 for the Brookfield Reinsurance acquisition of American Equity Investment Life Holding Company (NYSE: AEL) (“AEL”).

Sachin Shah, CEO of Brookfield Reinsurance said, “We are excited to move toward closing this transaction and begin the work of building AEL into a leader in the U.S. annuity markets. We look forward to working with all stakeholders to drive the business forward, and to make a positive impact in the Des Moines community and on AEL’s policyholders and employees.”

Brookfield Reinsurance and AEL announced the acquisition on July 5, 2023. The transaction is expected to close shortly after the hearing.

Brookfield Reinsurance Ltd. (NYSE, TSX: BNRE, BNRE.A) operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Each class A exchangeable limited voting share and each class A-1 exchangeable non-voting share of Brookfield Reinsurance are exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation. (NYSE/TSX: BN).

For more information, please contact:

Communications & Media	Investor Relations
Kerrie McHugh	Rachel Powell
Tel: (212) 618-3469	Tel: (416) 956-5141
Email: kerrie.mchugh@brookfield.com	Email: Rachel.powell@brookfield.com

Cautionary Notice Regarding Forward-Looking Statements

Except for historical information, all other information in this press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements related to the proposed acquisition of AEL and the anticipated timing, results, and benefits thereof, and statements regarding management’s expectations and beliefs.

These forward-looking statements use words and terms such as anticipate, assume, believe, can, continue, could, enable, estimate, expect, foreseeable, goal, improve, intend, likely, may, model, objective, opportunity, outlook, plan, potential, project, remain, risk, seek, should, strategy, target, will, would, and other words and terms of similar meaning or that are otherwise tied to future periods or future performance, in each case in all forms of speech and derivative forms, or similar words, as well as any projections of future events or results. These forward-looking statements, and related oral statements that Brookfield Reinsurance may make, are subject to risks and uncertainties, many of which are beyond Brookfield Reinsurance’s control, that could cause actual results to differ materially from those projected, anticipated, or implied. For example, (i) conditions to the closing of the transactions may not be satisfied, (ii) the timing of completion of transactions is uncertain, (iii) the business of Brookfield Reinsurance may suffer as a result of uncertainty surrounding the transactions, (iv) events, changes or other circumstances could occur that could give rise to the termination of the merger agreement, (v) there are risks related to disruption of management’s attention from the ongoing business operations of Brookfield Reinsurance due to the transactions, (vi) the pendency of the transactions could affect the relationships of Brookfield Reinsurance with its clients, operating results and business generally, including on Brookfield Reinsurance’s ability to retain employees, (vii) the pendency or consummation of the transactions may have negative effects on Brookfield Reinsurance’s operating results, (viii) the outcome of any legal proceedings initiated against Brookfield Reinsurance during the pendency of the transactions could adversely affect Brookfield Reinsurance, including its ability to consummate the transactions, (ix) the failure to realize the expected benefit of the transactions and significant transaction costs and/or unknown or inestimable liabilities, (x) the risk that AEL’s business will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected and (xi) Brookfield Reinsurance may be adversely affected by other economic, business, and/or competitive factors as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein or elsewhere, including the risk factors included in Brookfield Reinsurance’s Form 20-F and other documents of Brookfield Reinsurance on file with, or furnished to, the SEC.